UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company (Issuer))

PAGONXT MERCHANT SOLUTIONS, S.L.

(Name of Filing Person (Offeror))

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L.
Avenida de Cantabria s/n
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain
Attention: Anna Maria Werner
Telephone: +34 651 812 704

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Michael J. Willisch
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

table of contents

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”), up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company”), traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price).

The information set forth in the U.S. Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.

This Schedule TO and the U.S. Offer to Purchase relate only to the U.S. Offer. The U.S. Offer to Purchase is being sent to all holders of Shares and Units that are residents of, or located in, the United States, and to all holders of ADSs, wherever located. Separate offering documents relating to the Brazilian Offer are being published in Brazil and made available to all holders of Shares or Units. ADSs MAY NOT BE TENDERED IN THE BRAZILIAN OFFER.

Item 1. Summary Term Sheet.

Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 6. Price Range of Securities; Dividends,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors—Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer—Section 1. Terms of the U.S. Offer,” “The U.S. Offer—Section 2. Acceptance for Payment and Payment for Securities,” “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer and Tendering Securities,” “The U.S. Offer—Section 4. Withdrawal Rights,” “The U.S. Offer—Section 5. Material U.S. and Brazilian Federal Income Tax Consequences,” “The U.S. Offer—Section 10. Dividends and Distributions,” “The U.S. Offer—Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 8. Related Party Transactions” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 1. Background” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors—Section 5. Effects of the U.S. Offer,” “Special Factors—Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed” and “The U.S. Offer—Section 12. Possible Effect of the U.S. Offer on the Market for the ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet” and “The U.S. Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Summary Term Sheet” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Financial information with respect to Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The U.S. Offer—Section 9. Source and Amount of Funds.”

Item 11. Additional Information.

(a)(1) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Related Party Transactions” and “Special Factors—Section 9. Interests of the Certain Persons in the U.S. Offer” and in “Schedule A—Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.,” which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “The U.S. Offer—Section 1. Terms of the U.S. Offer,” “The U.S. Offer—Section 2. Acceptance for Payment and Payment for Securities,” “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer and Tendering Securities,” “The U.S. Offer—Section 4. Withdrawal Rights,” “The U.S. Offer—Section 5. Material U.S. and Brazilian Federal Income Tax Consequences,” “The U.S. Offer—Section 11. Conditions to the U.S. Offer,” “The U.S. Offer—Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(3) and (4) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “The U.S. Offer—Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) Not applicable.

(c) Reference is made to the information set forth in the U.S. Offer to Purchase and the Letters of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits.

  (a) Exhibits.

(a)(1)(i) Offer to Purchase, dated October 31, 2022.

(a)(1)(ii) Form of Share Letter of Transmittal.

(a)(1)(iii) Form of Unit Letter of Transmittal.

(a)(1)(iv) Form of ADS Letter of Transmittal.

(a)(1)(v) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi) Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vii) Form of Withdrawal Letter.

(a)(1)(viii) Summary Advertisement.

(a)(5)(i) Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).

(a)(5)(ii) Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).

(a)(5)(iii) Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).

(b)       Not applicable.

(c)       Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).

(d)       Not applicable.

(g)       Not applicable.

(h)       Not applicable.

  (b) Filing Fees.

107 Filing Fee Exhibit.

Item 13. Information Required by Schedule 13E-3.

Not applicable. Purchaser has elected not to file a combined Tender Offer Statement and Transaction Statement on Schedule TO, and has instead filed a separate Transaction Statement on Schedule 13E-3 on the date hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 31, 2022	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
Name: Ignacio Narvarte Ichazo
Title: Deputy Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022.
(a)(1)(ii)	Form of Share Letter of Transmittal.
(a)(1)(iii)	Form of Unit Letter of Transmittal.
(a)(1)(iv)	Form of ADS Letter of Transmittal.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)	Form of Withdrawal Letter.
(a)(1)(viii)	Summary Advertisement.
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(b)	Not applicable.
(c)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.